SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                             (Amendment No. 5)

                           M.D.C. HOLDINGS, INC.
                              (Name of Issuer)

                       Common Stock, $0.01 Per Share
                       (Title of Class of Securities)

                                 552676108
                              (CUSIP Number)

   David D. Mandarich, 3600 S. Yosemite St., Suite 900, Denver, CO 80237
                              (303) 773-1100
          (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                             February 4, 2000
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1 (b)(3) or 4, check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-------------------                                           -----------------
CUSIP No. 552676108                                           Page 2 of 4 Pages
-------------------                                           -----------------
===============================================================================
1   NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     David D. Mandarich
     ###-##-####
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
      Not Applicable                                                    (b) [ ]
-------------------------------------------------------------------------------
3   SEC USE ONLY
-------------------------------------------------------------------------------
4   SOURCE OF FUNDS
     00
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS
     2(d) or 2 (E)                                                          [ ]
     Not Applicable
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
-------------------------------------------------------------------------------
7   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SOLE VOTING POWER
     1,634,727
-------------------------------------------------------------------------------
8   SHARED VOTING POWER
     0
-------------------------------------------------------------------------------
9   SOLE DISPOSITIVE POWER
     1,634,727
-------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     0
-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,634,727
-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES []
     Not Applicable
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY THE AMOUNT IN ROW (11)
     5.7%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
      IN
-------------------------------------------------------------------------------

-------------------                                           -----------------
CUSIP NO. 552676108                                           Page 3 of 4 Pages
-------------------                                           -----------------

                                    AMENDMENT
                                      NO. 4
                                     TO THE
                                  SCHEDULE 13D

         The Reporting Person, David D. Mandarich hereby amends his Schedule 13D relating to Common Stock, par value $0.01, of M.D.C. Holdings, Inc.

Item 5.                    Interest in Securities of the Issuer

                  (a)(b) As of the close of business on February 4, 2000, the Reporting Person, by virtue of the language of Rule 13d-3, may be deemed to own beneficially and to hold the sole power to vote and dispose of, in the aggregate the number and percentage of the Issuer's Common Stock set forth below opposite his name (based upon the number of shares of the Issuer's Common Stock that were reported to be outstanding in the Issuer's Form 10-K as of December 31, 1999).

===============================================================================
    Name                    Shares of Common Stock                 Percentage
-------------------------------------------------------------------------------
David D. Mandarich (1)(2)         1,634,727                            5.7%
-------------------------------------------------------------------------------

(1) Includes 8,000 shares of Common Stock owned by the Reporting Person's minor children and 337 shares of Common Stock held in the Reporting Person's 401(k) Plan account.

(2) Includes 275,000 shares of Common Stock that the Reporting Person has the right to acquire within 60 days of February 4, 2000.

                  (c) The following table sets forth the transactions by the Reporting Person listed in Item 5(a) during the past sixty days.

===============================================================================
Trade                            Price Per
Date                             Share ($)                  David D. Mandarich
-------------------------------------------------------------------------------
1/27/00                          ----------                       60,141(1)
-------------------------------------------------------------------------------

(1) Reflects the grant of 60,141 shares on January 20, 1999 in payment of a portion of the Reporting Person's 1999 bonus compensation pursuant to the M.D.C. Holdings, Inc. Executive Officer Performance-Based Compensation Plan.

-------------------                                           -----------------
CUSIP NO. 552676108                                           Page 4 of 4 Pages
-------------------                                           -----------------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2000
                --



By:  /s/ David D. Mandarich
     --------------------------
     David D. Mandarich
     President, Chief Operating
     Officer and Director